Orko Silver Corp.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated January 22, 2007 with regards to Registration Statement Amendment #3 on Form 20-F filed on January 5, 2007.

Comment Number	Page	Response

1	36, 77, 88

The Company has conducted the impairment tests on its mineral properties under SFAS 144 pursuant to the guidance in EITF 04-03 and concluded that their fair value exceeded their carrying value. This has been added to the US GAAP note for both the audited annual financial statements as well as the interim unaudited financial statements in the 20-F.

The US GAAP discussion in the test on Page 36 has also been revised to correspond with the changes to the US GAAP note in the financial statements.

Sincerely,

/s/  Gary Cope

Gary Cope, President